UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On July 5, 2022, CureVac N.V. (the “Company”) issued a press release announcing that it has moved to assert intellectual property rights, accumulated over more than two decades of pioneering work in mRNA technology, which contributed to COVID-19 vaccine development. CureVac has filed a lawsuit in the German Regional Court in Düsseldorf against BioNTech SE and two subsidiaries, seeking fair compensation for infringement of a portfolio of its intellectual property rights, EP 1 857 122 B1, DE 20 2015 009 961 U1, DE 20 2021 003 575 U1 and DE 20 2015 009 974 U1, utilized in the manufacture and sale of Comirnaty®, BioNTech and Pfizer’s mRNA COVID-19 vaccine.

The information included in this Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: July 5, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated July 5, 2022.